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                                     UNITED STATES
                          SECURITIES AND EXCHANGE COMMISSION
                                WASHINGTON, D.C. 20549

                                      FORM 12b-25                                  ----------------------------
                                                                                   SEC FILE NUMBER 1-6549
                              NOTIFICATION OF LATE FILING                          -----------------------------
                                                                                   CUSIP NUMBER  029429107
(CHECK ONE): /X/Form 10-K / /Form 20-F / / Form 11-K / /Form 10-Q / /Form N-SAR

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                 For Period Ended: March 31, 2005
                 /  / Transition Report on Form 10-K
                 /  / Transition Report on Form 20-F
                 /  / Transition Report on Form 11-K
                 /  / Transition Report on Form 10-Q
                 /  / Transition Report on Form N-SAR
                 For the Transition Period Ended:
                                                 ------------------------------
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    NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION HAS
               VERIFIED ANY INFORMATION CONTAINED HEREIN.
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If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

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PART I -- REGISTRANT INFORMATION

   American Science and Engineering, Inc.
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Full Name of Registrant


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Former Name if Applicable

829 Middlesex Turnpike
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Address of Principal Executive Office (STREET AND NUMBER)

Billerica, Massachusetts 01821
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City, State and Zip Code

PART II -- RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

/X/    (a)  The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
/X/    (b)  The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K, or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
/ /    (c)  The accountant's statement or other exhibit required by Rule
            12b-25(c) has been attached if applicable.

PART III -- NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report portion thereof, could not be filed within the prescribed time period.

In the course of the Company's independent registered accounting firm's audit of the Company's draft financial statements, an error in the classification of a gain on the sale of long-lived assets was identified. This error will be corrected by the Company in connection with the Company's Form 10-K filing. The Company evaluated the effectiveness of its internal control over financial reporting in light of this adjustment, and is finalizing its disclosures thereon. Due to the additional time required by the Company to finalize management's report on internal control over financial reporting, the Company cannot file its Form 10-K for the year ended March 31, 2005 within the prescribed period without unreasonable effort or expense. We believe that these matters will be completed as soon as reasonably practicable and within fifteen calendar days of the date of this filing.

The Company anticipates that its Form 10-K for the year ended March 31, 2005, when filed, will contain substantially the following disclosure in response to Item 9A - Controls and Procedures:

A material weakness is a control deficiency, or combination of control deficiencies, that results in more than a remote likelihood that a material misstatement of the annual or interim financial statements will not be prevented or detected. As of March 31, 2005, the Company did not maintain effective controls over the review and monitoring of the accounting presentation of the sale of long-lived assets. Specifically, the Company incorrectly classified the gain on sale of long-lived assets as other income and should have classified such gain as a component of income from operations. This control deficiency resulted in an audit adjustment to the Company's fourth quarter consolidated financial statements. Additionally, this control deficiency could result in the misstatement of the aforementioned accounts that would result in a material misstatement to the annual or interim financial statements that would not be prevented or detected. Accordingly, management determined that this control deficiency constitutes a material weakness.

As a result of the material weakness identified, the Company's management believes that it will conclude in Management's Report on Internal Control over Financial Reporting in its Form 10-K that the Company's internal control over financial reporting was not effective as of March 31, 2005. Also, as a result of the material weakness, the Company's management believes that the report of its independent registered public accounting firm will contain an adverse opinion with respect to the effectiveness of the Company's internal control over financial reporting as of March 31, 2005.

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PART IV -- OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

           Kenneth J. Galaznik              (978)              262-8610
    ---------------------------------- ----------------- ---------------------
                    (Name)                (Area Code)     (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

                                                                /X/ Yes  / / No

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(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                                /X/ Yes  / / No

    If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

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The Company's Annual Report on Form 10-K for the fiscal year ended March 31,
2004 reported revenues of revenues of $76,342,000 and net income of $1,911,000 ($0.26 per share on a diluted basis). The Company's Quarterly Report on Form 10-Q for the nine months ended December 31, 2004 reported revenues of $61,346,000 and net income of $1,882,000 ($0.22 per share on a diluted basis). The Company expects to report revenues of $88,314,000 and net income of $11,185,000 ($1.31 per share on a diluted basis) for the fiscal year ended March 31, 2005. Included in net income for the fiscal year ended March 31, 2005 is a gain on sale of assets of $5,442,000.

                   American Science and Engineering, Inc.
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                 (Name of Registrant as Specified in Charter)

    has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.


    Date       June 15, 2005          By  /s/ Kenneth J. Galaznik
        ----------------------------    -------------------------------------
                                        Kenneth J. Galaznik
                                        Chief Financial Officer and Treasurer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

____________________________________ATTENTION__________________________________

  INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL
                      VIOLATIONS (SEE 18 U.S.C. 1001).
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